INVEST IN **FACTMATA**

Share

Scalable AI to combat the spread of fake news online

PITCH VIDEO   INVESTOR PANEL



FOX NEWS
CNN
NEWS

factmata.com   San Francisco CA

Technology | Software | Social Impact | Advertising | Artificial Intelligence

OVERVIEW   UPDATES 6   WHAT PEOPLE SAY 14   ASK A QUESTION 12

Highlights

1. ✅ On a mission to give everyone a better understanding of online content
2. 🚀 Raised from Mark Cuban, Biz Stone (co-founder of Twitter), Craig Newmark (Founder, Craigslist)
3. 🤝 Built by top PhDs from the University of Cambridge, Amazon, Microsoft, UCL, Google, and more
4. 👨‍💻 The first startup to block fake news in the ad tech market both for SSPs and DSPs
5. 🧠First UK government-approved tool to detect disinformation (G-Cloud 11 framework)
6. 💉 10 US patents pending on methods to score content for reliability and safety using experts +. AI



Our Team



Dhruv Ghulati Founder & co-CEO

Dhruv was the first PM at import.io, a Silicon Valley startup building auto-scraping AI. He studied Economics at LSE and MSc CS at University College London, with a thesis in automated fact-checking using NLP. He is a Forbes 30U30 and Techstars alum.

Unsafe, misleading, hateful, and untrustworthy online content is eroding our trust in civil institutions, communities, governments, and democracies. We have to spend time, money, and resources on technology that tackles it scalably and efficiently before its too late.



Antony Cousins   co-CEO & COO

Ant brings 21+ years of PR, Media and tech experience. He countered Taliban propaganda for the MOD in Afghanistan in 2008, developed counter-terrorism narratives at the Home Office and he's been building tech since 2000 and AI products since 2014.



Tomas Denis Reyes Sanchez   CTO & Cloud Architect

Tomas was Cloud Architect at the European Institute for Energy Research (EIFER) developing tools for cloud analytics and worked at the University Institute of Intelligent Systems and Numeric Applications in Engineering (SIANI).

SEE MORE

A pioneer in tackling disinformation online

The internet is out of control. Hate speech. Trolls. Coordinated Disinformation. Factmata is tackling the biggest issues on the internet, and doing it at scale, using AI.

Hate speech on online forums. Coordinated rumors spread by bots about anyone. Fake news about vaccines, COVID-19, the elections, and even major brands. The problem is getting worse.

It's estimated "fake news" costs the world $78 billion a year.

- Commercially, brands lose $39 billion a year from social media attacks and fake news.

- Misinformation about health remedies and vaccines costs authorities $9 billion a year

- $9bn is spent globally on online reputation management.

- At least $235m is spent by brands advertising on known propaganda sites, damaging their brand alignment.

- $3bn a year is spent on social media content moderation.

When you add hate speech, disinformation, and misinformation, the indirect costs on society are immeasurable. These include:

- Making it harder to make sensible, informed decisions about our health, the environment, the climate, urban policy, and more

- Loss of trust in our governments, public institutions, and public initiatives

- Inciting violence, hatred, and tension amongst each other, evidenced by a rise in hate crimes towards different racial groups and ethnicities e.g. refugees

- Psychological harm caused by racism, sexism, cybersecurity, narrative manipulation

Misinformation and disinformation are eroding our ability to trust anything, and threaten the very fabric of civilized society. The World Economic Forum ranks the spread of misinformation and fake news as among the world's top global risks. **Half of Americans view fake news as a bigger threat than terrorism.**

In a world where disinformation flows virally, knowing **who** and **what to trust** is more important than ever.

Fake news is one of the biggest problems of our time

64%	$78bn	70%
Americans who are confused about "basic facts" after reading fake news online	Estimated costs of fake news annually, including health/pharma, stock markets, corporate crisis management, online content moderation, and advertising	Americans who feel fake news has greatly affected their confidence in government institutions

FACTMATA   www.factmata.com

Current methods to tackle fake news aren't working. These include:

- Fact-checking sites which do great work, but struggle to obtain reach, distribution, and popularity of their content

- Human teams of 20-30 corporates analysts who cannot keep up with all the rumors out there, read all the underlying opinions, and form strategies to counter them

- Existing sentiment analysis tools, which can detect negative sentiment but cannot detect coordinated fake news/disinformation campaigns by bots and trolls

- Website rating sites, which use human teams to rate websites, but cannot keep up and assess content at the page level and contain implicit biases in their methodologies

- "Blacklists" of harmful websites, which have to be manually maintained by human teams and often go out of date.

Social media platforms are indeed making efforts to remove false news - but they are not incentivized to do so, since it adds to their operating costs. Moreover, because fake news is often very engaging and entertaining, online platforms don't want to take it down.

Factmata has been building patent-pending AI technology since 2016 to detect hate speech, disinformation, and misinformation.

Factmata has built an engine that can extract all the key claims and assertions made on the internet, and cluster them together, even if they are expressed in slightly different ways. We call these "narratives".

We then built a series of algorithms that can score and classify content across 12 major dimensions, including controversiality, non-objectivity, hate speech, racism, sexism, toxicity, obscenity, verbal threats, hyper-partisanship, and clickbait. All of these are strong linguistic markers of content that might be also propaganda, disinformation, or fake news.

To build these algorithms, we used listed experts in relevant subjects in science, public policy, health, and more, to label thousands of articles and Tweets. Even though this method was more expensive and difficult than traditional methods of training machine learning algorithms, it has led to our algorithms being fairer, more trustworthy, and more accurate. This allows us to analyze any online narrative, including news, Tweets, and online comments, and give it a score across multiple dimensions of safety, threat, and risk.

Using this powerful engine, we can track fake news and hate speech about any brand, product, or issue online, and assist those who need help to identify it, flag it, and take it down.


We've built patent-pending AI to automatically detect fake news
DETECTS CLAIMS AND CLUSTERS SIMILAR ONES INTO NARRATIVES, EXTRACTING THE KEY CLAIM MAKERS
DETECTS DIFFERENT TYPES OF HARMFUL CONTENT, WHICH IS USED TO RANK THE NARRATIVES
COVID-19 is a manmade bioweapon
ANALYSES CORE PHRASES AND LANGUAGE USED WITHIN EACH NARRATIVE
A widely circulated picture shows a banner in Shanghai with the message: "People coming back from Hubei are all time bombs".
Opinionated
Controversial
Racist
FACTMATA
www.factmata.com

We have 10 patents pending on our technology and collaborated with experts at universities like University College London, Imperial College London, Hasso Plattner Institute, and Technische Universität Darmstadt. We've won multiple R&D grants to build our solution worth over £1m, and spent over $3.8m perfecting the engine.


Multiple awards and cutting-edge research
web summit
Finalist, 2018
Innovate UK
2019 & 2020 SMART Grant Winner
TECH NATION
2019 Inaugural Applied AI Cohort
The European House Ambrosetti
Social Innovation Award, 2019
Phase 1 H2020 Grant Winner
netexplo Global observatory on digital society
2019 Award Winner
Collaborations with
Georgia Tech
UCL
WARWICK
TEXAS
INDIANA UNIVERSITY
TECHNISCHE UNIVERSITÄT DARMSTADT
FACTMATA
www.factmata.com

We've worked with multiple social media platforms, programmatic advertising agencies, news companies, ad tech firms, PR agencies, and more

In 2018, we built the first integration with a supply-side ad platform fully focused on fake news, Sovrn. We completed trials with more than 15 ad exchanges including AppNexus & the Trade Desk and found on average up to 7% of URLs in samples contained toxic language, hate speech, or propaganda.

In 2019, we became the first listed tool on the UK government agency contracting system, G-Cloud-11, to offer a disinformation monitoring service. We will be

renewing this service in 2021.

We helped Taboola, one of the biggest ad networks in the world, remove hundreds of propaganda sites from their network. We help Social Sweethearts, the largest publisher of family-friendly content online, to check their content for clickbait headlines before it gets published on Facebook.

In 2020, we launched the first integration with an ad platform called **Launch4D** (owned by **Silver Bullet**) that allows brands to not advertise on fake news pages, in real-time, via their ad bidding infrastructure/demand-side platform.

Early traction and success stories
sovrn
Taboola
social sweethearts
Helped create the first Private Marketplace on an advertising Supply Side platform to allow advertisers to advertise on programmatic ad inventory free of fake news and hate speech
Helped Taboola ensure no propaganda/hate speech publishers were monetising on their network, helping their Publisher Audit Team review and take down hundreds of websites over 6 months
Helped Social Sweetheart's writers not publish clickbait onto Facebook using our Unsafe Content Scoring API. Every single article written by their team goes through our clickbait checks
FACTMATA
www.factmata.com











We've also experimented with public tools that help readers know what they can trust online, annotate news content, and help hold platforms accountable for the content they are putting up online. Our browser extension **Trusted News** hit #4 on Product Hunt, and our hate speech monitoring tool **Bleepr** hit #5 this year. You can try our core technology on **try.factmata.com** - it's free to use.

We have built a number of tools for the everyday reader, and plan to launch more to achieve maximum social impact
#5 Product of the Day
November 03, 2020
#4 Product of the Day
September 04, 2020
Coronavirus: Young people 'most likely to lose work' in lockdown
bleepr.ai
HATE SPEECH FLAGGING DASHBOARD FOR TWITTER
TRUSTED NEWS BROWSER EXTENSION
FACTMATA
www.factmata.com













We just launched our Narrative Monitoring Platform, which integrates all our R&D in one place, and helps monitor and detect fake news about any topic online

In 2021, after 3 years of deep R&D research, we've built a new platform for brand & government intelligence analysts. The platform allows analysts to track fake news across Twitter, news articles, Reddit, and other sources. It brings all of our AI into one product and offers the following ground-breaking features:

- It flags new narratives that are trending and emerging about any topic online, from COVID-19 (if you are a major government communications agency) to Adidas' new product launch (if you are Adidas' communications/marketing

team)

- It allows analysts to dig in and see what sub-narratives and ideas are evolving within each piece of fake news, and how it is trending
- It displays key influencers and bots driving the conversation, as well as influencers that could be advocates to help counter the fake news based on what they say online.



After 4 years of R&D, we launched a Disinformation & Threat Monitoring Platform for Brands, Governments, Social Agencies & More, which incorporates our AI into one seamless SaaS platform
Covid-19
FACTMATA
www.factmata.com

Within 2 months of launch, we started working with communications analysts, and are generating recurring revenues. We've been tracking topics as diverse as labor unions, climate change, COVID-19, QAnon, Adidas, L'Oreal, bitcoin. We've detected narratives around Adidas using Uighur labor camps to make its shoes, and tracked the evolution of the claim that COVID-19 was a strategic hoax by a collection of 5G telecoms companies in the US.

This new platform has a potential market to sell into worth over $83bn.



Targeting the Crisis Monitoring/PR and Content Moderation market, worth over $83bn globally in annual spend
CRISIS COMMUNICATIONS/PR
$63.8B GLOBAL TAM
$14.1B US TAM
$4.37B SAM
$218m SOM
CONTENT MODERATION
$20.8B GLOBAL TAM
$1.2B SAM
$62M SOM
FACTMATA
www.factmata.com

Join us and build the future of the web.

A pioneer in tackling disinformation/misinformation
Team of natural language processing researchers started working on automated fact-checking since 2014
First commercial business in the UK working on misinformation/disinformation, started in 2017
Backed by top investors such as Seedcamp, Mark Cuban, Biz Stone, Ross Mason, Larry Braitman, Mark Pincus
Built over 3 years with employees and researchers from University of Cambridge, Skimlinks, Amazon Research, UCL, Google, Microsoft Research, Starcount, Merkle, Sky, & more
First UK government-approved tool for disinformation via the G-Cloud 11 framework
Acknowledged as a leading "online safety" vendor by UK government, member of OSTIA Online Safety network
Factmata: Because facts matter
Factmata gets backed by eyeo, maker of Adblock Plus, and takes over its Trusted News app

Twitter, Craigslist Co-Founders Back
Fact-Checking Startup Factmata
Company aims to use artificial intelligence to weed out fake news
FACTMATA
www.factmata.com

We are on a mission to make social media a lot healthier, accurate, and positive, in 3 stages:

- Sell high-powered tools that help **brands, media agencies, and PR agencies** to tackle rumors and fake news about them, and platforms remove harmful content more effectively
- Release public tools, powered by the same technology, to achieve mass-market scale
- Integrate our engine into other platforms, search engines, news feeds, and more, so any company can make use of our core technology.

We've been building our technology since 2016, and after multiple experiments and iterations, we're ready to launch our Narrative Monitoring Platform.



We will spend incoming capital to launch core features & grow customer base
Our priority is to further develop our freshly launched disinformation monitoring platform ,and make it self-serve, without any need for any human intervention to set up new topics for analysis.
We also plan to launch a high performance API to allow integration of our technology into other known social listening platforms.
Finally, we plan to enhance our AI to be able to monitor non-English languages such as German or Arabic
Use of Funds
Sales & Marketing 18.4%
Operational Payroll 15.7%
General & Admin 22.0%
Product Developme... 43.9%
18.4%
15.7%
22.0%
43.9%
FACTMATA
www.factmata.com

We plan to use the capital raised to continue building core features within our new Narrative Monitoring product that aid analysts in tackling fake news. These include:

- Enabling clients to create feeds to any topics without any manual set-up by Factmata
- Analyzing key influencers spreading fake news and age, demographics, and interests
- Analyzing which different words/phrases reappear across narratives, to help aid which words are best at countering misinformation/disinformation
- Analyzing YouTube transcripts, comments, Parler, Gab, and even the dark web
- Enabling the AI to get smarter the more our product is used by analysts
- Analyzing content in **French, Italian, Spanish, Portuguese, Russian, Arabic**

We will also add personnel in sales, marketing, and operations, to transition from a heavily technical R&D-focused company to hitting **$1m+** in **recurring revenues by Dec 2021.** (These projections cannot be guaranteed)

We're backed by Mark Cuban, and the founders of Craigslist, Twitter, and Zynga, some of the most pioneering internet companies of our time.

Join us, and make the internet a safer, better place.

Investors, Partners & Advisors

Mark Cuban
Founder of
Broadcast.com

Biz Stone
Co-founder of
Twitter

Craig Newmark
Founder of
Craigslist

Larry Braitman
Founder of
Flycast Comms

Sunil Paul
Founder of
Brightmail

Ross Mason
Founder of Mulesoft

Mark Pincus
Founder of
Zynga

Matt Abrams
Investor, Advisor,
Operator, early team
at Oracle Analytics

Caroline Worboys
Customer Intelligence
@ Starcount and
Wunderman

Aniq Rahman
Founder of MOAT,
brand safety tech
sold to Oracle for
$800m

David Gibbons
SVP International
Operations &
Technology at NBC
Universal
International

Tor Gisvold
CTO/Strategy at News
International,
Capgemini, PwC

David Senecal
Senior Product
Architect at Akamai